                 INVESTMENT COMPANY BLANKET BOND

                 NATIONAL UNION FIRE INSURANCE COMPANY

                 OF PITTSBURGH, PA

                 (A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1. Name of Insured Foresight Funds, Inc.

BOND NUMBER 6214286

Principal Address: 24695 Deer Ridge Lane

Athens AL 35613

(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 12/31/2006 to 12:01 a.m. on 12/31/2007

The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability -

Subject to Section 9, 10, and 12 hereof:

                                                 Limit of Liability        Deductible Amount

Insuring Agreement A - FIDELITY                       $75,000                    $0

Insuring Agreement B - AUDIT EXPENSE                  Not Covered                     Not Covered

Insuring Agreement C - ON PREMISES                    Not Covered                    Not Covered

Insuring Agreement D - IN TRANSIT                     Not Covered                    Not Covered

Insuring Agreement E - FORGERY OR ALTERATION          Not Covered                    Not Covered

Insuring Agreement F - SECURITIES                     Not Covered                    Not Covered

Insuring Agreement G - COUNTERFEIT CURRENCY           Not Covered                    Not Covered

Insuring Agreement H - STOP PAYMENT                   Not Covered                     Not Covered

Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT Not Covered                     Not Covered

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J - COMPUTER SYSTEMS               Not Covered                     Not Covered

Insuring Agreement K - UNAUTHORIZED SIGNATURES        Not Covered                      Not Covered

Insuring Agreement L - AUTOMATED PHONE SYSTEMS        Not Covered                  Not Covered

Insuring Agreement M - TELEFACSIMILE                  Not Covered                  Not Covered

If " Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

______________________________________________________________________________

Item 4. Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General

Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

______________________________________________________________________________

Item 5. The Liability of the Underwriter is subject to the terms of the follow-

ing riders attached hereto: 1-3

______________________________________________________________________________

Item 6. The Insured by the acceptance of this bond gives notice to the Under-

writer terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

==============================================================================

By:

_______________________

From: 515 365 6892 Page: 4/23 Date: 6/4/2007 4:55:14 PM

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No. *6214286*

in favor of *Foresight Funds, Inc.*

effective as of *12/31/2006*

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

Foresight Funds, Inc.

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

SR 5538

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From: 515 365 6892 Page: 5/23 Date: 6/4/2007 4:55:14 PM

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8. This rider shall become effective as 12:01 a.m. on 12/31/2006

Signed, Sealed and dated

By: Steven C Liston
Authorized Representative

SR 5538

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From: 515 365 6892 Page: 6/23 Date: 6/4/2007 4:55:15 PM

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. *6214286* in favor of *Foresight Funds, Inc..*

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

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From: 515 365 6892 Page: 7/23 Date: 6/4/2007 4:55:15 PM

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3. This rider is effective as of 12:01 a.m. on *12/31/2006*

By: Steven C Liston

Authorized Representative

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From: 515 365 6892 Page: 9/23 Date: 6/4/2007 4:55:16 PM

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 3

OMNIBUS WORDING

This endorsement, effective 12:01 a.m. 12/31/2006 forms a part of policy number 6214286 issued to Foresight Funds, Inc..

It is hereby understood and agreed that:

1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

By: Steven C Liston
Authorized Representative

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